UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release March | 2023

Azul Reports March 2023 Traffic

São Paulo, April 7, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for March 2023.

Consolidated passenger traffic (RPKs) increased 8.1% compared to March 2022 on a capacity (ASKs) increase of 9.4%, resulting in a load factor of 77.8%.

“In March strong corporate revenue for the post-Carnaval period led us to achieve the highest RASK for the quarter. During the month we also reached an important milestone with the launch of our expanded network at São Paulo’s downtown Congonhas airport. We more than doubled our operations to 96 daily flights, serving the largest corporate destinations and offering alternative routes, showing new customers all that Azul has to offer,” says John Rodgerson, Azul’s CEO.

	Mar-23	Mar-22	% ∆	1Q23	1Q22	% ∆
Domestic
RPK (million)	2,160	2,218	-2.6%	6,704	6,442	4.1%
ASK (million)	2,801	2,827	-0.9%	8,505	8,024	6.0%
Load factor	77.1%	78.4%	-1.3 p.p.	78.8%	80.3%	-1.5 p.p.
International
RPK (million)	553	291	89.7%	1,895	842	125.1%
ASK (million)	684	360	90.2%	2,294	1,040	120.7%
Load factor	80.8%	81.0%	-0.2 p.p.	82.6%	81.0%	+1.6 p.p.
Total
RPK (million)	2,713	2,509	8.1%	8,599	7,284	18.1%
ASK (million)	3,485	3,187	9.4%	10,799	9,064	19.1%
Load factor	77.8%	78.7%	-0.9 p.p.	79.6%	80.4%	-0.8 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Traffic Release March | 2023

Glossary

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 07, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer